SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934




                   For the fiscal year ended December 31, 1997
                         Commission File Number 1-11377



         A.  Full title of the plan:

              PSI ENERGY, INC. UNION EMPLOYEES' 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  Cinergy Corp.

                             139 East Fourth Street

                          Cincinnati, Ohio 45202 - 4003

                                PSI Energy, Inc.
                      Union Employees' 401(k) Savings Plan

                        FINANCIAL STATEMENTS AND EXHIBITS




                                                                        Page No.

(a)  Financial Statements

     Report of Independent Public Accountants                              3
     Statement of Net Assets Available for Benefits, with
       Fund Information, as of December 31, 1997                           4
     Statement of Net Assets Available for Benefits, with
       Fund Information, as of December 31, 1996                           5
     Statement of Changes in Net Assets Available for Benefits,
       with Fund Information, for the Year Ended December 31, 1997         6
     Notes to Financial Statements                                        7-10
     Financial Statement Schedules (As Required By The Employee
       Retirement Income Security Act)
         Schedule I - Schedule of Assets Held for Investment Purposes-
           December 31, 1997                                              11
         Schedule II - Schedule of Reportable Transactions for the year
           ended December 31, 1997                                        12


(b)  Exhibit

     23)  Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan  Administrator  of the PSI Energy,  Inc.  Employees'  401(k) Savings
Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                             ARTHUR ANDERSEN LLP




Cincinnati, Ohio
June 22, 1998

                 PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1997




                                                                          Participant Directed

                                                                                                        Fidelity
                                             Fidelity   Fidelity               Fidelity                Retirement
                                Fidelity     Equity-      Asset    Fidelity   Diversified   Fidelity      Money      Cinergy
                                Magellan      Income     Manager   U.S. Bond International Low-Priced    Market       Common
                                  Fund         Fund       Fund     Index Fund    Fund      Stock Fund     Fund      Stock Fund
ASSETS
Investments, at fair value:
Shares of registered investment
  companies                   $ 54,552,571 $61,145,074 $6,594,866 $5,840,588 $ 1,570,120  $ 4,121,952 $12,218,642          $ -
Common stock                             -           -          -          -           -            -          -    95,595,584
Participant loans                        -           -          -          -           -            -          -             -
Total investments               54,552,571  61,145,074  6,594,866  5,840,588   1,570,120    4,121,952  12,218,642   95,595,584


Receivables:
  Employer's contribution                -           -          -          -           -            -           -            -
  Participants' contributions       17,647      10,046      4,978        932         229          539       5,608       50,047
Total receivables                   17,647      10,046      4,978        932         229          539       5,608       50,047
Net assets available for
  benefits                    $ 54,570,218 $61,155,120 $6,599,844 $5,841,520 $ 1,570,349  $ 4,122,491 $12,224,250 $ 95,645,631





                 PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1997




                                                         Non-
                                        Participant   Participant
                                         Directed      Directed

                                                       Cinergy
                                        Participant    Common
                                         Loan Fund    Stock Fund        Total
ASSETS
Investments, at fair value:
Shares of registered investment
  companies                                    $ -           $ -   $ 146,043,813
Common stock                                     -    75,638,528     171,234,112
Participant loans                        6,707,503             -       6,707,503
Total investments                        6,707,503    75,638,528     323,985,428


Receivables:
  Employer's contribution                        -        17,437          17,437
  Participants' contributions                    -             -          90,026
Total receivables                                -        17,437         107,463
Net assets available for
  benefits                             $ 6,707,503   $75,655,965   $ 324,092,891

The accompanying notes are an integral part of these financial statements.

                 PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1996


                                                           Participant Directed
                                                                               Fidelity
                                             Fidelity   Fidelity              Retirement
                                Fidelity     Equity-      Asset    Fidelity     Money       Cinergy
                                Magellan      Income     Manager   U.S. Bond    Market      Common     Participant
                                  Fund         Fund       Fund     Index Fund    Fund     Stock Fund   Loan Fund
ASSETS
Investments, at fair value:
Shares of registered
  investment companies       $ 27,839,227 $16,625,507 $4,928,175  $1,556,733 $ 8,179,162          $ -        $ -
Common stock                            -           -          -           -           -   21,172,802          -
Participant loans                       -           -          -           -           -            -  2,279,221
Total investments              27,839,227  16,625,507  4,928,175   1,556,733   8,179,162   21,172,802  2,279,221


Receivables:
  Employer's contribution               -           -          -           -           -            -          -
  Participants' contribution       17,655       8,051      6,501         872       5,614        3,359          -
Total receivables                  17,655       8,051      6,501         872       5,614        3,359          -
Net assets available for
  benefits                    $27,856,882 $16,633,558 $4,934,676  $1,557,605 $ 8,184,776 $ 21,176,161 $ 2,279,221


                 PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1996

                                                Non-
                                             Participant
                                              Directed

                                               Common
                                             Stock Fund          Total
ASSETS
Investments, at fair value:
Shares of registered investment
  companies                                          $ -      $ 59,128,804
Common stock                                  20,787,626        41,960,428
Participant loans                                      -         2,279,221
Total investments                             20,787,626       103,368,453


Receivables:
  Employer's contribution                        863,809           863,809
  Participants' contribution                           -            42,052
Total receivables                                863,809           905,861
Net assets available for benefits           $ 21,651,435     $ 104,274,314




                PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1997



                                                                          Participant Directed

                                                                                                       Fidelity
                                             Fidelity   Fidelity                           Fidelity    Retirement
                                Fidelity     Equity-      Asset    Fidelity    Fidelity   Diversified    Money      Cinergy
                                Magellan      Income     Manager   U.S. Bond  Low-Priced  International Market       Common
                                  Fund         Fund       Fund     Index Fund Stock Fund     Fund        Fund      Stock Fund

Additions to net assets:

Investment income:
  Net appreciation (depreciation)
   in fair value of
   investments                 $ 5,131,584 $ 3,946,908  $ 589,209   $ 40,462    $ (2,986)   $ (40,969)       $ -   $ 3,548,146
  Interest                               -           -          -          -           -            -          -             -
  Dividends                      2,265,998   1,261,656    566,218    121,207      54,942       23,322    451,614     1,122,018
                                 7,397,582   5,208,564  1,155,427    161,669      51,956      (17,647)   451,614     4,670,164

Contributions:
  Participants'                  2,890,556   1,901,171    661,555    176,395      74,448       43,175    618,442       603,547
  Employer's                             -           -          -          -           -            -      3,716             -
  Rollovers                         74,093      97,563     30,716     28,890      15,416       22,124     20,624        28,513
                                 2,964,649   1,998,734    692,271    205,285      89,864       65,299    642,782       632,060
Total Additions                 10,362,231   7,207,298  1,847,698    366,954     141,820       47,652  1,094,396     5,302,224

Deductions from net assets:
  Benefits paid to participants  1,116,493   1,134,428    248,679    125,511           -            -    789,650     1,012,493
Total Deductions                 1,116,493   1,134,428    248,679    125,511           -            -    789,650     1,012,493

Net increase/(decrease) prior
  to transfers                   9,245,738   6,072,870  1,599,019    241,443     141,820       47,652    304,746     4,289,731
Transfer in of CG&E Plan
  (Note 1)                      19,012,211  37,425,255          -  3,697,125   2,732,380      901,011  3,824,538    70,599,548
Interfund transfers             (1,544,726)    983,329     60,535    133,663   1,249,206      622,889    (71,055)   (1,237,930)
Interplan transfers                    113      40,108      5,614    211,684        (915)      (1,203)   (18,755)      818,121
Net increase (decrease)         26,713,336  44,521,562  1,665,168  4,283,915   4,122,491    1,570,349  4,039,474    74,469,470

Net assets available for benefits:
Beginning of year               27,856,882  16,633,558  4,934,676  1,557,605           -            -  8,184,776    21,176,161
End of year                   $ 54,570,218 $61,155,120 $6,599,844 $5,841,520 $ 4,122,491  $ 1,570,349 $12,224,250  $95,645,631


                PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information(Continued)
                      For the Year Ended December 31, 1997

                                                        Non-
                                       Participant   Participant
                                        Directed      Directed

                                                       Cinergy
                                       Participant     Common
                                        Loan Fund    Stock Fund        Total

Additions to net assets:

Investment income:
  Net appreciation (depreciation)
    in fair value of
    investment                                 $ -   $ 3,590,386   $ 16,802,740
  Interest                                 206,592             -        206,592
  Dividends                                      -     1,189,567      7,056,542
                                           206,592     4,779,953     24,065,874

Contributions:
  Participants'                                  -             -      6,969,289
  Employer's                                     -     2,532,295      2,536,011
  Rollovers                                      -             -        317,939
                                                 -     2,532,295      9,823,239
Total Additions                            206,592     7,312,248     33,889,113

Deductions from net assets:
  Benefits paid to participants             48,510       737,915      5,213,679
Total Deductions                            48,510       737,915      5,213,679

Net increase/(decrease) prior
  to transfers                             158,082     6,574,333     28,675,434
Transfer in of CG&E Plan
  (Note 1)                               3,719,820    48,379,870    190,291,758
Interfund transfers                        543,499      (739,410)             -
Interplan transfers                          6,881      (210,263)       851,385
Net increase (decrease)                  4,428,282    54,004,530    219,818,577

Net assets available for benefits:
Beginning of year                        2,279,221    21,651,435    104,274,314
End of year                            $ 6,707,503   $75,655,965  $ 324,092,891

The accompanying notes are an integral part of these financial statements.

                 PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)  Plan  Description--The  PSI Energy,  Inc.  Employees'  401(k)  Savings Plan
     (Plan) is a defined contribution plan covering non-union employees of PSI Energy, Inc. (PSI)(a subsidiary of Cinergy Corp) who meet minimum age and service requirements. The Plan is administered by the CG&E and PSI Benefits Administration Committee and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The administrative expenses of the Plan are paid by PSI. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all Plan participants.

     Effective December 31, 1997, the assets of the CG&E Deferred Compensation and Investment Plan's assets were merged into the PSI Energy, Inc. Employees' 401(k) Savings Plan. CG&E and PSI are both subsidiaries of Cinergy Corp. Investments options previously available to the participants of the plan will remain available except that the Fidelity Intermediate Bond Fund has been replaced with the Fidelity U.S. Bond Index Fund. Effective January 1, 1998, the PSI Energy, Inc. Employees' 401(k) Savings Plan's name will be changed to the Cinergy Employees' 401(k) Savings Plan.

     Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

     The participant's employer contributes 60% of the first 5% of base pay, contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the employer's board of directors. For those employees who do not contribute to the Plan, the employers contribute an incentive match assuming the participant contributed 2% of base pay. All employer contributions must be invested by the trustee in the Cinergy Common Stock Fund until the Participant reaches age 50 and are shown on the statement of net assets available for benefits and statement of changes in net assets available for benefits as "Non-Participant Directed" funds until the participant elects to transfer the funds to another investment option. Participants are immediately vested in all contributions and earnings thereon.

     Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum of five annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their salary-deferral account in accordance with Plan provisions.

     Subject to certain limitations, employees may apply for loans from their salary - deferral account balances. Such loans are reflected in the Participant Loan Fund in the accompanying financial statements. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1/2%, and are repaid within 54 months through regular payroll deductions.

(2) Significant Accounting Policies--The financial statements of the Plan are prepared on an accrual basis.

     Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost which approximates market.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

     Transfers of assets between the Plan and the PSI Energy, Inc. Union Employees' 401(k) Savings Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(3) Investments--A participant may elect or change investment funds and/or the percentages in which contributions will be allocated at any time.

     The fair value of individual investments that represent 5% or more the Plan's total net assets as of December 31, 1997 and 1996 are as follows:


                                                       1997         1996

     Fidelity Magellan Fund                        $54,552,571  $27,839,227
     Fidelity Equity-Income fund                    61,145,074   16,625,507
     Fidelity Retirement Money Market               12,218,642    8,179,162
     Cinergy Corp. Common Stock                    171,234,112   41,960,428


(4)  Investment Options-

     The investment options of the Plan are as follows:

     Participant contributions - Upon enrollment or re-enrollment, participants shall direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

               -   Fidelity Magellan Fund

                    The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

               - Fidelity Equity-Income Fund

                    The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

               -   Fidelity Asset Manager Fund

                    The Fidelity Asset Manager Fund invests in equities, bonds and short-term instruments or mutual funds, both domestic and foreign with the principal purpose of seeking high total return while reducing risk over the long term.

               -   Fidelity U.S. Bond Index Fund

                    The Fidelity U.S. Bond Index Fund invests in securities that include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations, and U.S. dollar-denominated obligations of foreign governments with the principal purpose of seeking current income consistent with the preservation of capital.

               -   Fidelity Diversified International Fund

                    The Fidelity Diversified International Fund invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE(R) index with the principal purpose of seeking out stocks that are undervalued compared to industry norms in their countries.

               -   Fidelity Low-Priced Stock Fund

                    The Fidelity Low-Priced Stock Fund invests primarily in the stocks of companies that the fund manager considers undervalued or out of favor with the other investors and that could offer the possibility for significant growth with the principal purpose of seeking out stocks of smaller companies with per share prices of $25 or less.

               -   Fidelity Retirement Money Market Fund

                    The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

               -   Cinergy Common Stock Fund

                   The Cinergy Common Stock Fund invests in common stock of Cinergy Corp.


(5) Federal Income Tax Status--The plan received a determination letter dated November 14, 1995 verifying that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6) Reconciliation of Financial Statements to Form 5500--The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                    1997                1996



Net assets per financial statements             $324,092,891       $104,274,314
Amounts allocated to withdrawing participants        (33,857)          (219,094)
Net assets per Form 5500                        $324,059,034       $104,055,220

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                 Year Ended
                                                                 December 31,
                                                                    1997
  Benefits paid to participants per financial statements          $5,213,679
  Add:  Amounts allocated to withdrawing participants
    at December 31, 1997                                              33,857
  Less:  Amounts allocated to withdrawing participants
    at December 31, 1996                                            (219,094)
  Benefits paid to participants per Form 5500                    $ 5,028,442

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


(7)  Subsequent  Event--Effective  January 1, 1998,  the PSI Energy,  Inc. (PSI)
     Employees' 401(k) Savings Plan changed its name to the Cinergy Employees' 401(k) Savings Plan (Cinergy Plan) and the net assets of the Cincinnati Gas & Electric Company's (CG&E) Deferred Compensation and Investment Plan were merged into the Cinergy Plan. CG&E and PSI are both subsidiaries of Cinergy Corp. All investment options previously available to the participants of the Plan will remain available under the Cinergy Plan.


(8) Plan Termination--Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


                                                                                                                          SCHEDULE I

                 PSI ENERGY, INC. EMPLOYEES' 401(K) SAVINGS PLAN
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1997


Identity of Issuer, Borrower,          Description of Investment, Including Maturity Date,
Lessor, or Similar Party               Rate of Interest, Collateral, and Par or Maturity Value          Cost           Current Value

*     Cinergy Corp.                    Common Stock                                                 $ 94,836,040       $ 171,234,112
*     Fidelity Investments             Magellan Fund                                                  46,677,264          54,552,571
*     Fidelity Investments             Equity-Income Fund                                             54,076,453          61,145,074
*     Fidelity Investments             Asset Manager Fund                                              5,744,125           6,594,866
*     Fidelity Investments             U.S. Bond Index Fund                                            5,815,689           5,840,588
*     Fidelity Investments             Diversified International Stock Fund                            1,610,388           1,570,120
*     Fidelity Investments             Low-Priced Stock Fund                                           4,125,832           4,121,952
*     Fidelity Investments             Retirement Money Market Fund                                   12,218,642          12,218,642
*     Various plan participants        Participant loans (interest rates ranging from 5.25-9%)         6,707,503           6,707,503

         Total assets held for investment purposes                                                 $ 231,811,936       $ 323,985,428


*     Denotes a party-in-interest

The accompanying notes are an integral part of these financial statements.

                                                                                                                         SCHEDULE II

                                PSI ENERGY, INC.
                         EMPLOYEES' 401(k) SAVINGS PLAN

                                 EIN: 35-0594457
                                Plan Number: 002

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997

                                        Total        Total
Identity of                           Number of      Number      Purchase      Selling       Net Gain
Securities                            Purchases     of Sales     Price (A)     Price (A)     on Sales

Cinergy
  Common Stock
  Fund                                   209           186      $8,164,474    $4,829,242    $1,546,260
Fidelity Magellan
  Fund                                   207           174       9,438,937     4,242,407       862,612

Fidelity Equity-Income
  Fund                                   210           164      15,888,123     2,570,146       613,606

Fidelity Retirement
  Money Market Fund                      173           156       3,260,690     3,019,942             -

(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                    PSI ENERGY, INC. UNION EMPLOYEES' 401(k)
                                  SAVINGS PLAN
                                   (The Plan)




                             By /s/ JERRY W. LIGGETT
                                (Plan Administrator)




June 22, 1998

                                                                      EXHIBIT 23









                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




            As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 22, 1998 included in the Annual Report on Form 11-K for the year ended December 31, 1997 of the PSI Energy, Inc. Employees' 401(k) Savings Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-56067.



                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 22, 1998